

















Xairos

PRELAUNCH

Xairos Overview

$77,558 INTERESTED

7% of goal reached

77 Interested

INDICATE INTEREST

Be the first to know when Xairos launches. An indication of interest involves no obligation or commitment of any kind.

What is a Pre-launch offer?

PITCH DISCUSSION

Summary

Problem

Solution

Product

SUMMARY

PROBLEM All networks and communications rely on GPS for timing that is inaccurate, insecure, and subject to multi-billion dollar outages.

to multi-billion dollar outages.

SOLUTION Xairos is building a global timing service to replace timing from GPS that is more secure and demonstrated to be 1000 times more accurate.

PRODUCT Our Quantum Clock Synchronization (QCS) technology uses laser communications to provide accurate and secure timing via satellite and fiber networks.

TRACTION $500K in revenue from the US Air Force, Navy and NASA, $250K Advanced Industries Grant, Accepted into 3 prestigious accelerators; Air Force-sponsored Catalyst 2019, CDL Quantum Stream 2021 and Techstars Space 2021, Wholly owned IP (2 core patents), Numerous articles, published papers and presentations at space and quantum conferences

CUSTOMERS U.S Air Force, NASA, US Navy

BUSINESS MODEL Subscription/recurring payment

MARKET Approx. Market Size: $500B

COMPETITION Two groups - timing and synchronization hardware providers and position and navigation startups - are potential competitors but also partners.

TEAM Extensive space, quantum and business background with decades of government, commercial, and startup experience.

VISION To replace the timing from GPS and essentially own time and the markets it unlocks.

USE OF FUNDS To expand our team and facilities and turn our proof-of-concept into a commercial product.

PROBLEM



All networks and communications rely on GPS for timing that is inaccurate, insecure, and subject to multi-billion dollar outages.

Coming soon.

SOLUTION



Xairos is building a global

timing service to replace timing from GPS that is more secure and demonstrated to be 1000 times more accurate.

Coming soon.

PRODUCT



Our Quantum Clock Synchronization (QCS) technology uses laser communications to provide accurate and secure timing via satellite and fiber networks.

Coming soon.

TRACTION



$500K in revenue from the US Air Force, Navy and NASA

$250K Advanced Industries Grant

Accepted into 3 prestigious accelerators; Air Force-sponsored Catalyst 2019, CDL Quantum Stream 2021 and Techstars Space 2021

Wholly owned IP (2 core patents)

Numerous articles, published papers and presentations at space and quantum conferences

Coming soon.

CUSTOMERS

 **U.S Air Force**
SALES

 **NASA**
SALES

 **US Navy**
SALES

Coming soon.

BUSINESS MODEL

 **Subscription/Recurring Payment**
Selling a product or service that customers pay on a recurring basis, usually month to month, or annually

Coming soon.

MARKET

 **$500B**
Approximate Total Market Size

Coming soon.

COMPETITION

 **Two groups - timing and synchronization hardware providers and position and navigation startups - are potential competitors but also partners.**

Coming soon.

COMPANY

 **Xairos**

Sat Applications/Connectivity

Xairos is one of the only companies building a secure timing service for the modern world. Our timing system is 1000 times more accurate and more secure than timing from GPS. This allows you to know your position to the width of a human hair, and networks to move more data and faster.

Website	**xairos.com/**
Employeee Count	**5 People**
Founding year	**2019**
Company type	**Private**

TEAM



Extensive space, quantum and business background with decades of government, commercial, and startup experience.

Meet the Xairos Team:



David Mitlyng
CEO / Co-Founder

David has three decades of space, optics, and business experience with Hughes Space and Communications, Orbital ATK, SSL, and BridgeSat. He has a BS in Aeronautical Engineering from Cal Poly SLO, an MS in Aeronautics and Astronautics from Stanford University, and an MBA from the MIT Sloan School of Management.



Dr. James Troupe
Chief Quantum Scientist / Co-Founder

Dr. Troupe is the inventor of the QCS protocol. He has authored key papers on this protocol, including "Secure Quantum Clock Synchronization" and "Symmetrical clock synchronization with time-correlated photon pairs," and has developed our exclusive IP and patents. He has two decades of quantum research experience with the University of Texas at Austin, Applied Research Laboratories, and the Office of Naval Research focused on the application of quantum mechanical properties to communication, computing, and sensing technology for the Navy and DoD. He has a PhD in Computational Science from Chapman University, a MS in Physics from Tulane University, and a BS in Physics from the University of New Orleans.

VISION



To replace the timing from GPS and essentially own time and the markets it unlocks.

Coming soon.

USE OF FUNDS



To expand our team and facilities and turn our proof-of-concept into a commercial product.

Coming soon.

RISKS & DISCLOSURES



Technology and commercial market development is a small, but manageable, risk that we can offset with our government business.

Xairos is soliciting interest under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the intermediary's platform. An indication of interest involves no obligation or commitment of any kind.